A	S	C

Alberta Securities Commissionr

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND
IN THE MATTER OF
ENTERRA ENERGY TRUST
DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan and Ontario have been issued for a preliminary Shelf Prospectus of the above issuer dated July 14, 2005.

DATED at Calgary, Alberta this July 18, 2005

"Agnes Lau"

Agnes Lau

Deputy Director, Capital Markets

Note:

The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00806792